UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation &
Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice regarding Status and Completion of Repurchase

and Cancellation of Own Shares

(Repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and its Articles of Incorporation, and cancellation of a part of own shares pursuant to the provision of Article 178 of the Company Law)

Tokyo, December 24, 2019 — MUFG hereby announces the status of repurchase of own shares pursuant to the provision of Article 156, Paragraph 1 of the Company Law of Japan, in accordance with the provision of Article 459, Paragraph 1, Item 1 of the Company Law and Article 44 of the Articles of Incorporation of MUFG, as set forth below. The repurchase of own shares pursuant to the resolution of the meeting of the Board of Directors held on November 13, 2019 has completed as a result of the following repurchase.

All of the repurchased own shares will be cancelled pursuant to the provision of Article 178 of the Company Law.

1.	Status of Repurchase of Own Shares
(1)	Type of shares that were repurchased:	Ordinary shares of MUFG
(2)	Aggregate number of shares that were repurchased:	41,949,800 shares
(3)	Aggregate amount of repurchase price:	JPY 24,684,630,296
(4)	Repurchase period:	From December 1, 2019 to December 23, 2019 (on a contract basis)
(5)	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cancellation of Own Shares
(1)	Type of shares to be cancelled:	Ordinary shares of MUFG
(2)	Number of shares to be cancelled:	85,775,400 shares
(3)	Scheduled cancellation date:	January 20, 2020

(Reference)

1.	Contents of the resolution with respect to repurchase of own shares adopted by the meeting of the Board of Directors held on November 13, 2019

(1)	Type of shares to be repurchased:	Ordinary shares of MUFG
(2)	Aggregate number of shares to be repurchased:	Up to 100,000,000 shares (Equivalent to 0.77% of the total number of issued shares (excluding own shares))
(3)	Aggregate amount of repurchase price:	Up to JPY 50,000,000,000
(4)	Repurchase period:	From November 14, 2019 to December 31, 2019
(5)	Repurchase method:	Market purchases based on the discretionary dealing contract regarding repurchase of own shares

2.	Cumulative aggregate number of, and aggregate amount of repurchase price, of shares that were repurchased pursuant to the above resolution of the meeting of the Board of Directors

(1)	Aggregate number of shares that were repurchased:	85,775,400 shares
(2)	Aggregate amount of repurchase price:	JPY 49,999,996,482

3.	Contents of the resolution with respect to cancellation of own shares adopted by the meeting of the Board of Directors held on November 13, 2019

(1)	Type of shares to be cancelled:	Ordinary shares of MUFG
(2)	Number of shares to be cancelled:	All of the shares to be repurchased as stated 1 above
(3)	Scheduled cancellation date:	January 20, 2020

4.	Own shares held by MUFG as of November 30, 2019

(1)	Total number of issued shares (excluding own shares):	12,922,396,281 shares
(2)	Number of own shares:	745,374,239 shares

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with over 2,700 locations in more than 50 countries. The Group has over 180,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges.

For more information, visit https://www.mufg.jp/english

Press contact:

Naokazu Matsuda

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E naokazu_matsuda@mufg.jp

This notice is published in order to publicly announce MUFG’s repurchase and cancellation of its own shares and has not been prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

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